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January 23, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

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Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Perry J. Hindin, Special Counsel

Re:	Digital Realty Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 7, 2020

File No.: 333-235380

Dear Mr. Hindin:

We are counsel to Digital Realty Trust, Inc. (“DLR” or the “Company”) and on behalf of DLR, we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 17, 2020, with respect to Amendment No. 1 to the Registration Statement on Form S-4 that was filed by DLR with the Commission on January 7, 2020 (the “Proxy Statement/Prospectus”) in connection with the offer (the “Offer”) to exchange each outstanding ordinary share of InterXion Holding N.V. (“INXN”) for 0.7067 shares of common stock of DLR. Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Proxy Statement/Prospectus, as amended.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment. DLR has filed Amendment No. 2 to the Proxy Statement/Prospectus with the Commission that reflects the revisions described below.

January 23, 2020

Cover Page of the Proxy Statement/Prospectus

1.

Refer to your response “1(d)” and the disclosure revised in response to prior comment 1. The disclosure indicates that “if Buyer reduces the minimum condition, Buyer will disseminate additional offer materials and extend the offer by five business days as required by Rule 14d-4(d)(2)(i) under the Exchange Act.” While the Buyer may choose to extend the offer by five business days, the rule only requires that the offer must remain open five business days from the date that material changes to the tender offer materials are disseminated to security holders.

Response: We acknowledge the Staff’s comment and agree that Rule 14d-4(d)(2)(i) does not necessarily require Buyer to extend the offer by five business days in the event that it reduces the minimum condition. The disclosure has been revised on the cover of the Proxy Statement/Prospectus and pages 18, 84, 97, ALT-3, ALT-10 - ALT-11 and ALT-12 to reflect that if Buyer reduces the minimum condition it will extend the offer to the extent required by the Exchange Act. However, as a result of the proposed amendment to the Purchase Agreement, the parties have agreed that if the minimum condition is waived at the expiration time and certain conditions are met, Buyer will announce the decision in a manner reasonably calculated to inform INXN shareholders of the reduction and will extend the offer for a period of five business days (with such period to end at 12:01 a.m. (New York City time) on the first business day following the end of the last business day of such five business day period). The foregoing was done in connection with the agreement by the parties that no subsequent offering period will be required under certain circumstances and disclosure has been added on the cover of the Proxy Statement/Prospectus and pages 18, 84, 97, ALT-3, ALT-10 - ALT-11 and ALT-12 regarding when the reduction in the minimum condition will and will not require Buyer to have a subsequent offering period.

2.

We note your response to prior comment 4 that DLR believes that payment on the fourth business day following the expiration of the initial offering period constitutes prompt payment in accordance with Exchange Act Rule 14e-1(c). Please expand upon your response regarding “certain Dutch law considerations in closing the post-offer reorganization transactions” and why such considerations leads DLR to its conclusion. While Exchange Act Rule 14e-1(c) does not define “promptly,” the Commission has stated that this standard may be determined by the practices of the financial community, including current settlement practices and that in most cases, the current settlement practice is for the payment of funds and delivery of securities no later than the third business day after the date of the transaction. Refer to the guidance in Exchange Act Release No. 43069, section II.D.

Response: We have amended the Purchase Agreement to address the Dutch law considerations noted in our response to prior comment 4. In addition, we have revised the disclosure on pages 22, 125 and ALT-13 to clarify that Buyer will promptly deliver the offer consideration for all INXN shares validly tendered and not properly withdrawn, and in no event later than the third business day following the expiration time.

3.

In addition, your response to prior comment 4 indicates that with respect to shares tendered in the subsequent offering period, Buyer undertakes to deliver the offer consideration “as promptly as practicable following the expiration of such subsequent offering period.” Please refer to Exchange Act 14d-11(e), which requires that the bidder immediately accept and promptly pay for all securities as

January 23, 2020

they are tendered during the subsequent offering period. Given your response, please advise how the Buyer’s undertaking is consistent with its obligations under Exchange Act 14d-11(e).

Response: Buyer acknowledges the Staff’s comment and hereby undertakes to promptly deliver the offer consideration for all securities tendered in the subsequent offering period as they are tendered, in accordance with Rule 14d-11(e) under the Exchange Act.

4.

The response to prior comment 9 indicates that if the purchase agreement were to be terminated following the expiration time but prior to the acceptance time (which section 2.01(b) of the Purchase Agreement defines as any time within three business days following the expiration time), and that all the offer conditions had been satisfied or waived at the expiration time, Buyer would have the obligation to consummate the offer. Your response to prior comment 13 indicates that there are no circumstances pursuant to which the tender offer would be consummated and INXN would not become a wholly owned subsidiary of DLR and its affiliates, provided that the required resolutions were adopted at the EGM of INXN. Please confirm and disclose, if true, that under no circumstances, will the condition to the offer regarding adoption of the EGM resolutions be waived. Alternatively, disclose the risk that the offer could be consummated even though the purchase agreement is terminated, resulting in the Buyer only acquiring eighty percent (80%) of the outstanding INXN shares on a fully-diluted and as-converted basis (or less to the extent the minimum condition was reduced). Include in such disclosure a discussion of the impact this may have on DLR’s ability to integrate INXN after the offer, given any potential restrictions under Dutch law, including restrictions on DLR’s ability to eliminate remaining shareholders of INXN.

Response: DLR acknowledges the Staff’s comment and confirms that there are no circumstances pursuant to which DLR would waive the condition to the offer regarding the adoption of the EGM resolutions in a manner such that, if the tender offer were consummated, DLR and its affiliates would not become the sole owner of all or substantially all of INXN’s business operations. If part (but not all) of the EGM resolutions were to pass, and the post-offer reorganization could still be effected based on the resolutions that do pass so that DLR would become the sole owner of all or substantially all of INXN’s business operations following the consummation of a post-offer reorganization structure that is approved at the EGM, in that circumstance DLR could choose to waive the EGM resolutions condition. In this regard, we have supplemented the following disclosure on pages 19 and 84:

There are no circumstances, if the required resolutions are adopted at the EGM, pursuant to which Buyer or one of its affiliates would not become the sole owner of all or substantially all of INXN’s business operations from and after the consummation of such post-offer reorganization, whether through ownership of one hundred percent (100%) of INXN’s equity or one hundred percent (100%) of INXN’s assets. Buyer will not waive the condition to the offer regarding adoption of the EGM resolutions in a manner such that, if the offer were consummated, DLR and its affiliates would not become the sole owner of all or substantially all of INXN’s business operations. If part

January 23, 2020

(but not all) of the EGM resolutions were to pass, and the post-offer reorganization could still be effected based on the resolutions that do pass so that Buyer would become the sole owner of all or substantially all of INXN’s business operations following the consummation of a post-offer reorganization structure that is approved at the EGM, in that circumstance Buyer could choose to waive the EGM resolutions condition.

5.

We note your response to prior comment 14. If Buyer is required to commence a compulsory acquisition and the Enterprise Chamber of the Amsterdam Court of Appeals determines the cash price to be paid for the non-tendered shares, please advise how such cash price is assured to be equal to at least the highest consideration offered in the exchange offer.

Response:

The Enterprise Chamber of the Amsterdam Court of Appeals will rule on the cash amount payable to non-tendering shareholders. DLR and INXN have agreed to amend the Purchase Agreement to require that Buyer request the Enterprise Chamber of the Amsterdam Court of Appeals to set the cash amount payable with respect to each non-tendering INXN share at the value of the per share offer consideration (adjusted for the legal merger or the conversion (as described in the Proxy Statement/Prospectus), where applicable) at the time the offer consideration for INXN shares validly tendered is delivered. We have discussed the compulsory acquisition extensively with Dutch legal counsel, and we have gotten firm advice that the Enterprise Chamber of the Amsterdam Court of Appeals, in accordance with general principles of Dutch procedural law and based on precedent rulings, would not set a cash price lower than the amount requested by Buyer. As a result, Buyer expects that pursuant to the compulsory acquisition non-tendering holders of INXN shares will receive for each INXN share not validly tendered a cash amount equal to the value of the per share offer consideration at the time the offer consideration for INXN shares validly tendered is delivered. We have supplemented the following disclosure on the cover of the Proxy Statement/Prospectus and throughout the document as appropriate on pages 20, 85-86, 99, 103 and ALT-3:

If Buyer commences the liquidation, INXN or Intrepid I as applicable will be immediately dissolved in accordance with Sections 2:19 - 2:23b of the DCC and all non-tendering holders of INXN shares will ultimately receive, for each share then held, that number of shares of DLR common stock equal to the offer consideration, except that the receipt of shares of DLR common stock (and cash in lieu of fractional shares of DLR common stock) pursuant to the liquidation generally will be subject to applicable withholding taxes (including Dutch dividend withholding tax). If Buyer commences the compulsory acquisition, all non-tendering holders of INXN shares will receive, for each share then held, cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals; provided, however, that Buyer will request the Enterprise Chamber of the Amsterdam Court of Appeals to set such cash amount at the value of the per share offer consideration (adjusted for the legal merger or the conversion (as described herein), where applicable) at the time the offer consideration for INXN shares validly tendered is delivered. Buyer expects on this basis that pursuant to the compulsory acquisition non-tendering holders of INXN shares will receive for each INXN share not validly tendered a cash amount equal to the value of the per share offer consideration at the time the offer consideration for INXN shares validly tendered is delivered.

* * * *

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (213) 891-8371.

January 23, 2020

Sincerely,

/s/ Julian T.H. Kleindorfer Julian T.H. Kleindorfer, Esq. of Latham & Watkins LLP

cc:	Joshua Mills, Digital Realty Trust, Inc.